

July 24, 2012

Via E-Mail
Billy M. Dodson
President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

>   **Re: Ministry Partners Investment Company, LLC**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed July 10, 2012**
>   **File No. 333-175144**

Dear Mr. Dodson:

        We have reviewed your filings and response letter dated July 10, 2012 and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Strengthen the Quality of our Loan Portfolio, page 83

1.   We note your response to comments 3 and 4 and the revised disclosure in your filing related to the sale of two mortgage loan interests to ECCU. Please revise your disclosure throughout your filing to more accurately describe the gain related to the ECCU transaction as being attributable to the settlement of existing and potential future representation and warranty claims.

Note 14. Fair Value – Fair Value on a Nonrecurring Basis, page F-60

2.   We note your response to comment 10. Please note that impaired loans that are not collateral dependent are carried at the present value of expected cash flows discounted at the loan's effective interest rate and therefore are not fair value measurements and should not be disclosed in your table of assets measured at fair value on a nonrecurring basis. Please revise your table accordingly.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney